Exhibit 99.1

For immediate release

17 March 2022

ABCAM PLC

(“Abcam” or the “Company”)

Director/PDMR Shareholding Notification

Cambridge, UK: Abcam plc (Nasdaq: ABCM; AIM: ABC), a global leader in the supply of life science research tools, has been notified of the following dealings in Abcam’s shares by certain Directors of the Company as follows:

•	Michael Baldock, Chief Financial Officer, purchased 5,910 American Depositary Receipts at a price of US$16.9966 on Wednesday 16 March 2022.

The notification for Mr Baldock can be found below.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Mr Michael Baldock
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Abcam plc
b)	Legal Entity Identifier	213800B9N83DSNT33F79
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Shares US0003802040/ABCM
b)	Nature of the transaction	Purchase
c)	Currency	USD
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		USD$16.9966	5,910

e)	Aggregated information Acquisition of shares on release of award Sales of shares to satisfy income tax, national insurance and dealing charges	Price(s)	Aggregated Volume(s)	Aggregated Total
		US$16.9966	5,910	$100,450

f)	Date of the transaction	16 March 2022
g)	Place of the transaction	The Nasdaq Global Select Market

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this announcement that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding award eligibility and LTIP issuance and value sufficiency under the laws of the United Kingdom, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: a regional or global health pandemic, including the novel coronavirus (“COVID-19”), which has adversely affected elements of our business, could severely affect our business, including due to impacts on our operations and supply chains; challenges in implementing our strategies for revenue growth in light of competitive challenges; developing new products and enhancing existing products, adapting to significant technological change and responding to the introduction of new products by competitors to remain competitive; failing to successfully identify or integrate acquired businesses or assets into our operations or fully recognize the anticipated benefits of businesses or assets that we acquire; if our customers discontinue or spend less on research, development, production or other scientific endeavours; and the important factors discussed under the caption “Risk Factors” in Abcam’s prospectus pursuant to Rule 424(b) filed with the U.S. Securities and Exchange Commission (“SEC”) on 22 October 2020, which is on file with the SEC and is available on the SEC website at www.sec.gov, as such factors may be updated from time to time in Abcam’s other filings with the SEC. Any forward-looking statements contained in this announcement speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Abcam disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.